90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

October 20, 2022

VIA: ELECTRONIC MAIL

Dillon Hagius & Joe McMann

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Larkspur Health Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed September 27, 2022 File No. 333-266838

Dear Mr. Hagius and Mr. McMann:

On behalf of Larkspur Health Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated October 17, 2022, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 submitted on September 27, 2022.

Opinion of Financial Advisor to Larkspur

Comment 1:

We note your revisions in response to prior comment 3. Please revise the prospectus summary to explain why the Larkspur Board determined to obtain a fairness opinion. Also, clarify the financial point of view used by the fairness advisor, including whether fairness was considered from the financial point of view of unaffiliated holders. In this regard, we note your disclosures on pages 105 and 117.

Response:

In response to the Staff’s comment, the Company revised the prospectus summary on page 21 to explain why the Larkspur Board determined to obtain a fairness opinion. The Company also included additional disclosure on page 105 to clarify that the fairness opinion does not address fairness from a financial point of view to the unaffiliated stockholders of the Company.

October 20, 2022

Interests of Larkspur’s Directors and Officers in the Business Combination

Comment 2:

We note your response to comment 5 and re-issue in part. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. In so doing, include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Ensure that similar disclosure for the company’s officers and directors is provided, if material.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 25.

Comment 3:

We note your response to comment 6 and re-issue. Please revise to disclose whether and, if so, how the waiver of the corporate opportunities doctrine impacted your search for an acquisition target.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 25 to state that, to the Company’s knowledge, the waiver of the corporate opportunities doctrine did not impact the Company’s search for an acquisition target.

Background of the Business Combination

Comment 4:

We note your response to comment 13 and re-issue. Please clarify when Larkspur and ZyVersa entered into the term sheet proposal and identify the material terms of the term sheet proposal, including any material terms that differed from the February 3rd term sheet.

Response:

In response to the Staff’s comment, the Company revised its disclosure on pages 104 and 105 to clarify that only one term sheet existed between the Company and ZyVersa. The Company entered into the term sheet with ZyVersa on February 3, 2022. On March 3, 2022, the term sheet was amended to extend the exclusivity period until April 6, 2022. No other material terms were amended or modified in the March 3, 2022 amendment.

October 20, 2022

Opinion of Cassel Salpeter & Co., LLC

Comment 5:

We note your response to comment 17 and re-issue in part. Please disclose what “other internal financial information” Cassel Salpeter & Co. relied on to render its fairness opinion.

Response:

Disclosure has been added on page 118 to identify the other internal financial information reviewed by Cassel Salpeter.

Certain Unaudited ZyVersa Prospective Financial Information

Comment 6:

Please expand your disclosures to further describe the material assumptions underlying the projections provided and any limitations of the projections. For example, we note a significant expected decrease in operating expenses in 2023 and further in 2024. Please address your basis for projecting these decreases.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 124 to describe the material assumptions underlying ZyVersa’s projections regarding revenue and expenses.

Proposal No. 2 – The Charter Proposal

Comment 7:

We note your revisions in response to prior comment 19. With respect to Proposal 2C, please provide each shareholder with the ability to express a divergent view on the supermajority voting standard and the quorum standard.

Response:

In response to the Staff’s comment, the Company has revised Proposal 2C and added Proposal 2D in order to provide each shareholder with the ability to express a divergent view on the supermajority voting standard and the quorum standard.

Material U.S. Federal Income Tax Considerations

Comment 8:

We note that you have revised your Exhibit Index so that it no longer reflects that outside counsel will provide a tax opinion. Please revise the prospectus to disclose clearly whether exercise of redemption rights by Larkspur is or is not a taxable event. Also, clearly disclose whether consummation of the Business Combination is or is not a taxable event to (i) Larkspur holders and (ii) ZyVersa holders. Depending on your revised disclosures, we may have additional comment concerning whether a Regulation S-K, Item 601(b)(8) tax opinion is required. For guidance, please refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 163 and 164 to address the tax implications of the exercise of redemption rights by Larkspur.

The Company further advises the staff that it has revised the disclosures on page 162 of the Registration Statement to clearly disclose that the Business Combination is not a taxable event for shareholders of the parties to the Business Combination Agreement. In light of such revisions, the Company has updated its exhibit index to include an Item 8.1 tax opinion with respect to the Business Combination. Such tax opinion will be included on a subsequent amendment to the Registration Statement.

October 20, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Comment 9:

We note your response to comment 20. Your disclosures elsewhere, including on page 32, continue to refer to a preferred stock issuance of a different amount than addressed in adjustment (d). Specifically, page 32 refers to an issuance of $16.7 million whereas adjustment (d) refers to an issuance of $11.1 million. Please clarify in your disclosures how the issuance of $16.7 million is reflected in your pro forma financial information.

Response:

In response to the Staff’s comment, we advise that the $16.7 million is comprised of Note 4(B) - $3.4 million, Note 4(C) - $2.2 million, Note 4(D) - $10.1 million and Note 4(J) $1.0 million. The Company has revised the disclosure on page 172 to clarify this change.

Comment 10:

We note your response to comment 24. Your disclosures on page F-57 indicate that each share of Series A Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion price concurrently with various transactions including the closing of a transaction with a SPAC entity. In light of these terms, please advise as to why the conversion does not appear to be reflected in your pro forma financial information, including in your determination of pro forma EPS. Alternatively, please revise your pro forma financial information.

Response:

In response to the Staff’s comment, we advise that we have revised the pro forma financial information in the Amendment to separately present the Series A Preferred Stock (bridge financing) and have also adjusted the shares outstanding and EPS.

Comment 11:

Please clarify in your disclosures whether the Series A Investment disclosed on page 19 is reflected in the pro forma financial information.

Response:

In response to the Staff’s comment, we advise that we have revised the financial information in the Amendment to separately present the Series A Preferred Stock (bridge financing) and have also adjusted the shares outstanding and EPS. Of the $1.4 million disclosed on page 19, we have only included funds received after the balance sheet date (June 30, 2022) of approximately $1.0 million as we have assumed that funds received before the balance sheet date have been spent.

October 20, 2022

Beneficial Ownership

Comment 12:

We note your response to comment 33. Please identify the natural person(s) on the board of directors of INCON Co., Ltd. who have voting and/or investment control of these shares.

Response:

The Company respectfully advises the Staff that the individuals who share voting and/or investment control for INCON Co., Ltd.’s investment in ZyVersa are Kim Sung-gon, Choi Yeong-hun, Park Jong-jin, Lee Ju-hyeong, and Lee Jeong-uk. The Company has updated its disclosure on page 258 of the Registration Statement to identify these natural persons.

The Company further advises the Staff that no one, in his or her individual capacity, possesses voting and/or investment control over the securities of ZyVersa that are currently held by INCON Co., Ltd.

ZyVersa Related Person Transactions

Comment 13:

We note your response to comment 35 and continue to evaluate your response with respect to the stock purchase agreement with Incon, Ltd. Please tell us whether the agreement permits Incon to appoint one or more directors to the board of the combined company. With reference to your disclosure on pages 88, also revise your disclosure on page 182 to identify the “current ZyVersa stockholders” that may appoint directors to the board of the combined company. Also, revise your disclosure on pages 253-254 to explain who is appointing each of the directors who are expected to serve following the consummation of the Business Combination.

Response:

The Company respectfully advises the Staff that the stock purchase agreement with INCON, executed on November 15, 2018, granted INCON the right to appoint one director to the board of directors of ZyVersa. This individual is Dr. Min-Chul Park. However, INCON has no right to appoint any director to the board of directors of the Combined Company.

The Company further advises the Staff that the Proposed Bylaws set the number of directors of Combined Company to be no less than four and no more than seven members. The size of the board of directors of the Combined Company is expected to initially be set at four immediately following the closing of the Business Combination, with the Combined Company expanding the size of the board up to seven members as qualified candidates present themselves in the future. The Business Combination Agreement grants ZyVersa or the Securityholder Representative (who is Mr. Glover, the Combined Company Chief Executive Officer and Board Member) the right to appoint six of the seven members of the Combined Entity. These initial ZyVersa appointees will be Stephen C. Glover, Robert G. Finizio, and Dr. Min-Chul Park, with Daniel J. O’Connor being the Larkspur-appointed board member of the Combined Entity.

By approving the Business Combination, the current stockholders of ZyVersa will effectively be approving ZyVersa’s or the Securityholder Representative’s director appointees to the board of directors of the Combined Company. Subsequent to their initial appointment, the appointees will be reelected to the board of directors of the Combined Entity in the normal course, assuming such appointees are nominated for re-election pursuant to the Combined Company’s organizational documents.

The Company has updated its disclosure on pages 88 and 248-250 of the Registration Statement to reflect the foregoing.

October 20, 2022

General

Comment 14:

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully acknowledges the Staff’s comment. The only foreign investor in any of the sponsor, Larkspur or ZyVersa is INCON Co., Ltd. (“Incon”), which has a minority position in ZyVersa and will hold a minority position in the Combined Company. Incon holds approximately 20% of ZyVersa and will hold between 12% and 22% of the Combined Company, depending on redemptions. The sponsor is owned solely by U.S. nationals and is neither controlled by nor has substantial ties with a non-U.S. person.

Incon, a company registered in the Republic of Korea, is currently a significant ZyVersa shareholder. In connection with its 2018 investment, Incon appointed a representative to ZyVersa’s board of directors. Following the Business Combination, Incon will continue to be a significant shareholder of the Combined Company; however, it will not have power to appoint members to the Combined Company board and it will not receive any additional or special rights in the Combined Company other than the voting of its shares. In connection with the transaction, appropriate consideration is being given to relevant regulatory review and filing requirements. The parties do not anticipate any action by the Committee on Foreign Investment in the United States that would prevent or materially delay the transaction.

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak, Esq.
Matthew W. Mamak, Esq.